Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 25, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby Jan Woo Division of Corporation Finance Office of Technology

Re:	Clear Secure, Inc. Amendment No. 1 to Registration Statement on Form S-1 Submitted June 23, 2021 CIK No. 0001856314

Ladies and Gentlemen:

On behalf of, and at the request of, Clear Secure, Inc., a Delaware corporation (the “Company”), we hereby convey to the Staff of the Securities and Exchange Commission (the “Staff”) the following as the Company’s response to the Staff’s letter dated June 25, 2021:

Form S-1/A filed June 23, 2021

Unaudited Pro Forma Condensed Consolidated Financial Information, page 76

1.	We note on pages 12 and 65 that “prior to the reorganization transactions, Alclear will make a distribution to certain CLEAR Pre-IPO Members for the purpose of funding their tax obligations for periods prior to the pricing of this offering”. Since the pro forma adjustment includes an adjustment for corporate income taxes for the periods presented and it is not clear whether the adjustment includes the distribution prior to the reorganization, please expand the disclosure in note (j) on page 79 to disclose the amounts to be paid prior to the reorganization, if materially different from the pro forma adjustments for corporate tax accrual, or state that such amounts are not materially different.

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2021

The Company respectfully advises the Staff that the disclosure on pages 12 and 65 of the Registration Statement regarding the tax distribution to certain CLEAR Pre-IPO Members is being made in the ordinary course of Alclear’s business and is required under the terms of the Alclear limited liability company operating agreement that is in effect prior to the offering.  The tax distribution is not being paid with the proceeds of the offering and is being made to all members of Alclear in respect of taxable income of Alclear allocated to such members with respect to Alclear’s 2020 fiscal year. The Company respectfully advises the Staff the amount of the distribution is immaterial, unrelated to the offering and required in the ordinary course of business under Alclear’s pre-offering limited liability company operating agreement.  Such distribution would be required regardless of the completion of the offering and is being made on Monday, June 28, 2021.

Because the distribution is in the ordinary course of business, not contingent on the offering and not related to the offering, the distribution is not included as an adjustment in the unaudited pro forma financial statements.  The Company respectfully advises the Staff that footnote (j) and the corporate tax accrual is specific to the tax rate that the Company will be subject to following the offering as a corporation and unrelated to the pre-offering tax distribution noted above.  Therefore, the Company respectfully advises the Staff that it believes that no disclosure changes are necessary in the Registration Statement.

If you have any questions regarding the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588 or Patricia Vaz de Almeida at (212) 373-3367.

Sincerely,

/s/ Brian M. Janson
Brian M. Janson

cc:	Matthew Levine
Clear Secure, Inc.

Patricia Vaz de Almeida
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Catherine M. Clarkin
Sullivan & Cromwell LLP